Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-193104
To Preliminary Prospectus Supplement dated January 13, 2017
(To Prospectus dated January 10, 2014)

TERM SHEET

Uranium Energy Corp.

Public Offering of Units

January 13, 2017

A final base shelf prospectus dated January 10, 2014 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (other than Quebec). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

A prospectus supplement to the base prospectus dated January 10, 2014 will also be filed with the Securities and Exchange Commission (SEC) in the United States and will contain important information relating to the securities described in this term sheet. The issuer has filed a registration statement (including the base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented by the prospectus supplement to be filed with the SEC, in that registration statement and other documents the issuer has and will file with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it, from Rodman & Renshaw, a unit of H.C. Wainwright & Co., via email at placements@hcwco.com, and in Canada by from Haywood Securities Inc. at ecm@haywood.com.

Issuer:	Uranium Energy Corp. (the “Company”)

Issued Securities:

6,666,666 Units of the Company (the “Units” and the offering of such Units, the “Offering”). Each Unit is comprised of one (1) share of common stock in the capital of the Company (each, a “Share”) and one half (1/2) of one common stock purchase warrant (each whole warrant, a “Warrant”).

Size of Issue:	US $10,000,000

Issue Price:	US $1.50 per Unit (the “Issue Price”)

Warrants:

Each Warrant shall entitle the holder to purchase one (1) Share (each, a “Warrant Share”) at $2.00, and is exercisable starting six (6) months from the date of issuance until any time prior to 5:00 pm (Vancouver time) on the date that is three years from the date of issuance.

Underwriters:

Rodman & Renshaw, a unit of H.C. Wainwright & Co. and Haywood Securities Inc. (collectively, the “Joint Bookrunners”) on behalf of a syndicate of underwriters to be agreed upon by the Joint Bookrunners and the Company.

Jurisdictions:

The United States and all provinces of Canada (except Quebec). The Units may also be offered in those jurisdictions outside of Canada and the United States as agreed to by the Company and the Underwriters provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

Underwriters’ Fees:

The Company shall pay the Underwriters a commission equal to 6% of the gross proceeds of the Offering. A reduced commission of 2% will be payable on the gross proceeds of up to $5,000,000 of the Offering sold to purchasers included on the president’s list.

Use of Proceeds:	The net proceeds of the Offering will be used to fund exploration and development expenditures at the Company’s projects and for general corporate and working capital purposes.

Listing:

Prior to the Closing Date, the Company will obtain all necessary regulatory approvals for the Offering, including NYSE MKT approval of the listing of the Common Shares comprising the Units and the Warrant Shares issuable upon exercise of the Warrants. Warrants will settle in physical form and will not be listed.

Eligibility for Investment:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.

Closing Date:	On or about January 20, 2017 or such other date as the Company and the Underwriters mutually agree (the “Closing Date”).